Annual Report

Cover Page

Name of issuer:

Caribu Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 9/1/2015

Physical address of issuer:

111 NE 1st Street, 8th Floor #112
Miami FL 33132

Website of issuer:

https://caribu.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,488,664.00	$716,782.00
Cash & Cash Equivalents:	$1,109,782.00	$524,319.00
Accounts Receivable:	$8,872.00	$8,688.00
Short-term Debt:	$13,776.00	$15,679.00
Long-term Debt:	$64,800.00	$63,451.00
Revenues/Sales:	$46,697.00	$20,106.00
Cost of Goods Sold:	$48,574.00	$270,698.00
Taxes Paid:	$0.00	$0.00
Net Income:	($552,148.00)	($546,319.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Caribu Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alvaro Sabido	Co-Founder, CTO	Caribu Inc.	2016
Maxeme Tuchman	Co-Founder, CEO	Caribu Inc.	2016
John Cooper	Managing Director	Houlihan Lokey	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alvaro Sabido	Co-Founder	2016
Alvaro Sabido	CTO	2016
Maxeme Tuchman	Co-Founder	2016
Maxeme Tuchman	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Maxeme Tuchman	2679374.0 Common Shares A	26.794
Alvaro Sabido	3650595.0 Common Shares A	36.506

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company relies on third-party technology vendors such as Google Cloud and TokBox. Any interruption in the availability of these services such as these could have a material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. If any of these service providers should fail or change their offerings significantly, that would adversely affect our business.

We may be subject to future governmental regulations. Aspects of our business may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time-consuming and costly, and such expenses may materially affect our future ability to break even or generate profits. If our products become subject to new government regulation, our ability to profitably develop and market them may be impaired.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future partnerships, the future financial performance of the Company. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward-looking statements. In the name of full transparency, there are a number of factors that could cause the Company's actual results to differ materially from those indicated by the forward-looking statements.

Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The Company may not be profitable for many years as most of its revenue and investment capital will be dedicated to growth. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. 100% security cannot be guaranteed even after taking every security precaution possible. Cyber-crimes are becoming increasingly common and aggressive which brings a parallel increase in risk.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C Preferred Stock	2,133,333	2,133,333	Yes
Class B Common Stock	1,345,074	345,073	No
Class A Common Stock	6,521,593	6,521,593	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,000,000

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2017	Section 4(a)(2)	SAFE	$160,000	General operations
3/2018	Regulation D, Rule 506(b)	Common stock	$400,000	General operations
6/2018	Section 4(a)(2)	SAFE	$725,000	General operations
9/2019	Regulation Crowdfunding	SAFE	$1,070,000	General operations
9/2019	Regulation D, 506(c)	SAFE	$338,269	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Caribu is a shared screen video-call platform that helps parents and grandparents to read and draw with (grand)children when they're not in the same location. A trusted adult and child call each other through a Caribu video-call, choose a book, and read or draw together in real-time on a shared screen. There are hundreds of books, and educational workbooks and games, to choose from in seven different languages.

The vision for Caribu is to be the leader in family communication and interactive learning. Given that Caribu already has families reading together in 160+ countries, we are also planning for the international expansion of each phase in the Caribu story.

Milestones

Caribu Inc. was incorporated in the State of Delaware in September 2015.

Since then, we have:

- Co-Founders Max and Alvaro publicly launched Caribu in 2017

- Raised $1.3M from investors like AT&T and Rise of the Rest.

- 50K users in 160+ countries.

- 100+ books to choose from in 8 different languages.

- First-mover advantage focused on grandparents who are a large and underserved market ($86B TAM in the US).

- Team backgrounds include Disney, Aidoc, Y Combinator, and Booksicals.

- Winner or finalist in 30+ pitch competitions winning over $100K in cash and prizes.

- CEO was 59th Latina to raise over $1M.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $20,106 compared to the year ended December 31, 2018, when the Company had revenues of $2,156. Our gross margin was -1246.35% in fiscal year 2019, compared to -836.36% in 2018.
- *Assets*. As of December 31, 2019, the Company had total assets of $716,782, including $524,319 in cash. As of December 31, 2018, the Company had $132,338 in total assets, including $110,942 in cash.
- *Net Loss*. The Company has had net losses of $546,319 and net losses of $45,094 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities*. The Company's liabilities totaled $79,130 for the fiscal year ended December 31, 2019 and $76,920 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $400,000 in equity and $885,000 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will need or receive any investments from investors.

Runway & Short/Mid Term Expenses

Caribu Inc. cash in hand is $195,000, as of June 2019. Over the last three months, revenues have averaged $3,200/month, cost of goods sold has averaged $700/month, and operational expenses have averaged $40,000/month, for an average burn rate of $37,500 per month. Our intent is to be profitable in 30 months. Cash in hand at the end of 2019 was $1,105,000.

We grew our team in January 2019, bringing on Kalman, our Product Manager. We also updated our app pricing model on June 1st and there are very positive early success indicators. We scaled down our marketing spend and focus on product-market fit. We have been testing and optimizing marketing channels and messaging as well as our conversion funnels and engagement metrics.

We want to reinforce our engineering and marketing teams, so we plan to hire 2 more positions in the coming months. These two positions will be instrumental in helping us meet our revenue targets for 2019. We have been Regarding sources of capital, we have secured follow-up investments from our current investors.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://caribu.com/wefunder

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alvaro Sabido
- John Cooper
- Maxeme Tuchman

Appendix E: Supporting Documents